Filed Pursuant to Rule 424(b)(2)

Registration No. 333-192049

PROSPECTUS SUPPLEMENT

(To the Prospectus dated November 13, 2013, as supplemented by the Prospectus Supplement dated November 15, 2013)

Hanwha SolarOne Co., Ltd.

We entered into a distribution agency agreement, dated November 15, 2013, with Credit Suisse Securities (USA) LLC, which we refer to as Credit Suisse or the sales agent, relating to American Depositary Shares, or ADSs, each representing five ordinary shares, par value US$0.0001 per share, of our company. The distribution agency agreement provided that we may offer and sell ADSs having an aggregate offering price of up to US$70,000,000 from time to time through Credit Suisse, acting as a sales agent, or directly to Credit Suisse, acting as principal.

Through January 29, 2014, we issued and sold 6,716,966 ADSs under the distribution agency agreement and had received proceeds as provided below:

Gross proceeds to us	US$	21,508,569
Commissions to Credit Suisse Securities (USA) LLC	US$	537,714
Proceeds to us before expenses	US$	20,970,855

We have agreed to reimburse Credit Suisse for its legal expenses in connection with this offering in an aggregate amount of approximately US$250,000.

The ADSs are listed on the Nasdaq Global Select Market under the symbol “HSOL.” On January 29, 2014, the last reported sale price of the ADSs on the Nasdaq Global Select Market was US$2.73 per ADS.

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus dated November 13, 2013, as supplemented by the prospectus supplement dated November 15, 2013.

Before investing in ADSs, you should carefully consider the risk factors described in “Risk Factors” beginning on page 5 of the prospectus dated November 13, 2013 and on page S-3 of the prospectus supplement dated November 15, 2013.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus dated November 13, 2013, as supplemented by the prospectus supplement dated November 15, 2013, is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse

The date of this prospectus supplement is January 30, 2014.

CAPITALIZATION AND DILUTION

You should read this table in conjunction with our consolidated financial statements and the related notes included in our 2012 Annual Report and our consolidated financial information as of and for the nine months ended September 30, 2013 contained in our current report on Form 6-K submitted to the SEC on November 15, 2013, which are incorporated by reference into the prospectus supplement dated November 15, 2013.

The following table sets forth our capitalization as of September 30, 2013:

•	on an actual basis; and

•	on an adjusted basis giving effect to our issuance and sale of ADSs with an aggregate sale price of US$21.5 million, after deducting commissions and estimated offering expenses.

	As of September 30, 2013
	Actual	Actual(1)	As Adjusted(2)	As Adjusted(1)(2)
	(RMB)	(US$)	(RMB)	(US$)
	(in thousands)
Shareholders’ equity
Ordinary shares, US$0.0001 par value, 1,000,000,000 shares authorized; 423,349,332(3) shares issued and outstanding; and 456,934,162 shares issued and outstanding on an as-adjusted basis	316	52	337	55
Additional paid-in capital	4,006,488	654,655	4,128,938	674,663
Statutory reserve	174,456	28,506	174,456	28,506
Accumulated deficits	(2,282,693)	(372,989)	(2,282,693)	(372,989)
Accumulated other comprehensive loss	(1,440)	(235)	(1,440)	(235)
Total shareholders’ equity	1,897,127	309,989	2,019,598	330,000
Total capitalization	1,897,127	309,989	2,019,598	330,000

(1)	The translations of RMB into U.S. dollars are based on the exchange rate on September 30, 2013 as set forth in the H.10 statistical release of the Federal Reserve Board, which was RMB6.1200 to US$1.00.
(2)	As adjusted assumes and gives effect to the issuance of 6,716,966 ADSs offered in the offering which commenced on November 15, 2013 at an average sale price of US$3.20 per ADS and the payment by us of the sales agent’s commissions and estimated offering expenses.
(3)	The number of shares issued and outstanding as stated within “Shareholders’ equity” excludes the following: a) the remaining 4,014,075 ADSs which were issued to facilitate our convertible bond offering in January 2008 and such ADSs have been classified as being excluded from shareholders’ equity; b) the remaining 20,062,348 ordinary shares issued to Hanwha Solar at par value of US$0.0001 per ordinary share, in connection with Hanwha Solar’s purchase of 36,455,089 ordinary shares of our company in September 2010 and such ordinary shares have been classified as being excluded from shareholders’ equity for accounting purposes; and c) 1,046,100 ordinary shares which have been reserved by our company to allow for the participation in the ADSs program by our employees pursuant to our share option plan, from time to time.

As of the date of this prospectus supplement, there has been no material change to our capitalization as set forth above.

If you purchased ADSs in this offering, your interest has been diluted to the extent of the excess of the public offering price per ordinary share over the as-adjusted net tangible book value per ordinary share after this offering. Net tangible book value per ordinary share represents the amount of our total tangible assets (which means total assets exclusive of copyrights, patents, goodwill, land use rights and other intangible assets) reduced by the amount of our total liabilities, divided by the total number of ordinary shares issued and outstanding. As at September 30, 2013 we had a positive net tangible book of US$265 million, or approximately US$0.627 per ordinary share or US$3.133 per ADS.

After (i) giving effect to the sale of our ADSs in the aggregate amount of US$21.5 million at an average sale price of US$3.20 per ADS and (ii) deducting estimated offering commissions and expenses of US$1.5 million, or US$0.003 per ordinary share, payable by us, we would have had an as-adjusted positive net tangible book value as at September 30, 2013 of US$285 million, or US$0.624 per ordinary share or US$3.121 per ADS. This represents an immediate decrease in the net tangible book value of US$0.002 per ordinary share to our existing investors and an average immediate and substantial dilution in net tangible book value of US$0.016 per ordinary share to new investors. Since the ADSs sold in this offering were sold at various prices, the actual dilution experienced by new investors will depend on their actual purchase price of the ADSs.

The calculations above are based upon 423,349,332 ordinary shares issued and outstanding as at September 30, 2013.

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